Exhibit 99.4

NEWS RELEASE – REGULATED INFORMATION
MARCH 8, 2023, 5:00 pm ET/ 23:00 CET

MDxHealth Announces Update of Outstanding Shares and Voting Rights

IRVINE, CA, and HERSTAL, BELGIUM – March 8, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH) (“mdxhealth” or the “Company”), a commercial-stage precision diagnostics company, today announced, in accordance with Article 15 of the Belgian Act of May 2, 2007 on the disclosure of major participations in issuers of which shares are admitted to trading on a regulated market and regarding miscellaneous provisions, that in the context of the capital increase that was announced on March 6, 2023 and completed on March 8, 2023, its share capital has increased from EUR 160,658,690.06 to EUR 163,471,629.58, and the number of issued and outstanding shares has increased from 262,880,936 to 270,380,936 ordinary shares, through the issuance of a total of 7,500,000 new shares.

In addition to the outstanding shares of the Company:

●	a total of 13,895,280 subscription rights of the Company is outstanding, which entitles their holders (assuming all subscription rights are granted and exercised) to subscribe to a total of 13,895,280 new shares with voting rights;

●	under the loan agreement entered into by the Company and Kreos Capital in July 2021, a drawdown fee equal to 7% of the amounts drawn down under the loan agreement (being EUR 630,000 in aggregate) remains outstanding as a payable due by the Company (without accruing interest), and is convertible into ordinary shares with voting rights by means of a contribution in kind of the payable by Kreos Capital to the share capital of the Company at a price of EUR 0.85 per share; and

●	under the loan and security agreement entered into by the Company and Innovatus Capital Partners in August 2022, Innovatus has the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans (by means of a contribution in kind of the relevant payables due by the Company under the loans) into American Depositary Shares (“ADSs”) of the Company (each representing 10 ordinary shares of the Company) at a conversion price per ADS equal to USD 11.21 (i.e., USD 1.121 per share on the basis of the ratio of 1 ADS per 10 shares).

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.